SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                              (Amendment No. 2)*


                          Internet Capital Group, Inc.
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                                (Name of Issuer)


                    Common Stock, par value $.001 per share
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                         (Title of Class of Securities)


                                   46059C106
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                                 (CUSIP Number)


                               December 31, 2001
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            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)


--------

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                      13g
-------------------                                            -----------------
CUSIP No. 46059C106                   13G                      Page 1 of 1 Pages
-------------------                                            -----------------
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   1.   NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Comcast Corporation
        23-1709202

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   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [ ]

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   3.   SEC USE ONLY


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   4.   CITIZENSHIP OR PLACE OF ORGANIZATION

        Pennsylvania

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                         5.    SOLE VOTING POWER      6,310,659 (See Item 4(a))

                         -------------------------------------------------------
  NUMBER OF SHARES       6.    SHARED VOTING POWER                  None
 BENEFICIALLY OWNED
 BY EACH REPORTING       -------------------------------------------------------
    PERSON WITH          7.    SOLE DISPOSITIVE POWER  6,310,659 (See Item 4(a))

                         -------------------------------------------------------
                         8.    SHARED DISPOSITIVE POWER             None

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   9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        6,310,659

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  10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                      [ ]

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  11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        2.19%

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  12.   TYPE OF REPORTING PERSON*

        CO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).  Name of Issuer:

     Internet Capital Group, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

     435 Devon Park Drive, Building 800,
     Wayne, Pennsylvania 19087

Item 2(a).  Name of Person Filing:

     This statement is being filed on behalf of Comcast Corporation ("Comcast"). Sural LLC ("Sural") owns approximately 86.7% of the voting power of Comcast's voting common stock. In 2001, Sural Corporation merged with and into Sural. Sural was the surviving entity in the merger. The President of Comcast, Brian L. Roberts, is the managing member of Sural and holds approximately 72% of its outstanding units of membership interests. Item 2(b). Address of Principal Business Office or, if None, Residence:

     The principal business office of Comcast is 1500 Market Street, Philadelphia, PA 19102-2148.

     The principal business office of Sural is 1105 North Market Street, Suite 1219, Wilmington, DE 19801.

     The business address of Brian L. Roberts is 1500 Market Street, Philadelphia, PA 19102-2148.

Item 2(c).  Citizenship:

     Comcast was organized in the state of Pennsylvania.
     Sural was organized in the state of Delaware.
     Brian L. Roberts is a citizen of the United States.

Item 2(d).  Title of Class of Securities:

     Common Stock, par value $.001 per share ("Common Stock") Item 2(e). CUSIP
Number:

     46059C106

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [ ] Broker or dealer registered under Section 15 of the Exchange Act;

     (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

     (c)  [ ] Insurance company as defined in Section 3(a)(19) of the Exchange
              Act;

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act;

     (e)  [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Item 4.     Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

     (a)  Amount beneficially owned:

     Comcast may be deemed to be the beneficial owner of 6,310,659 shares of Common Stock consisting of (i) 5,893,993 shares of Common Stock deemed to be owned by Comcast ICG, Inc. ("Comcast ICG") and (ii) 416,666 shares of Common Stock deemed to be owned by Comcast Investment Holdings, Inc. ("Comcast Holdings"). Each of Comcast ICG and Comcast Holdings is a direct wholly owned subsidiary of Comcast.

     Comcast ICG may be deemed to be the beneficial owner of 5,893,993 shares of Common Stock as a result of its direct ownership of stock of the ICG Subsidiaries (as defined below) and its direct ownership of currently exercisable warrants and options to purchase 550,660 shares of Common Stock. Comcast ICG is a direct wholly owned subsidiary of Comcast. In 2001, Comcast Online Communications, Inc., which formerly owned stock of ICG, merged with and into Comcast. Comcast was the surviving entity in the merger.

     Each of Comcast ICG Holdings 2, Inc., Comcast ICG Holdings 3, Inc. and Comcast ICG Holdings 4, Inc. (collectively, the "ICG Subsidiaries") may be deemed to be the beneficial owner of shares of Common Stock. Comcast ICG Holdings 2, Inc., may be deemed to be the beneficial owner of 1,948,333 shares of Common Stock as a result of its direct ownership of 1,948,333 shares of Common Stock. Comcast ICG Holdings 3, Inc. may be deemed to be the beneficial owner of 2,048,333 shares of Common Stock as a result of its direct ownership of 2,048,333 shares of Common Stock. Comcast ICG Holdings 4, Inc. may be deemed to be beneficial owner of 1,346,667 shares as a result of its direct ownership of 1,346,667 shares of common stock. The ICG Subsidiaries collectively may be deemed to be the beneficial owners of 5,343,333 shares of Common Stock. Each of the ICG Subsidiaries was organized in the state of Delaware. Comcast ICG is the sole shareholder of each of the ICG Subsidiaries.

     Comcast Holdings may be deemed to be the beneficial owner of the 416,666 shares of Common Stock deemed to be owned by Comcast CICG, L.P. ("CICG") as described below.

     CICG may be deemed to be the beneficial owner of 416,666 shares of Common Stock as a result of its direct ownership of 416,666 shares of Common Stock. In 2001, Comcast Interactive Capital, L.P. distributed these 416,666 shares to CICG. Comcast CICG GP, Inc. ("GP") and Comcast CICG LP, Inc. ("LP"), each wholly owned subsidiaries of Comcast, together with certain executive officers of Comcast, hold 100% of the interests in CICG. Comcast Holdings holds a 100% interest in both GP and LP.

     Sural may be deemed to be the beneficial owner of the 6,310,659 shares of Common Stock deemed to be owned by Comcast referred to above. Sural owns approximately 86.7% of the voting power of Comcast's voting common stock.

     Brian L. Roberts may be deemed to be the beneficial owner of the 6,310,659 shares of Common Stock deemed to be owned by Comcast referred to above. Brian
L. Roberts is the managing member of Sural and holds approximately 72% of its outstanding units of membership interests.

     (b)  Percent of class:  2.19% (See Item 4(a))

     (c)  Number of shares as to which such person has:

           (i)  Sole power to vote or to direct the vote:  6,310,659 (See Item
                4(a))


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          (ii)  Shared power to vote or to direct the vote:  None.

         (iii)  Sole power to dispose or to direct the disposition of:
                6,310,659 See Item 4(a))

          (iv)  Shared power to dispose or to direct the disposition of:  None.

Item 5.     Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.     Identification and Classification of Members of the Group.

     Not applicable.

Item 9.     Notice of Dissolution of Group.

     Not applicable.

Item 10.    Certifications.

     Not applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     February 14, 2002
                                          --------------------------------------
                                                          (Date)

                                                    /s/ Arthur R. Block
                                          --------------------------------------
                                                        (Signature)

                                          Arthur R. Block, Senior Vice President
                                          --------------------------------------
                                                       (Name/Title)



     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).